Exhibit 4.1

DESCRIPTION OF SECURITIES

The summary of the general terms and provisions of the capital stock of Surmodics, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Articles of Incorporation, as amended (the “Articles”) and Restated Bylaws, as amended (the “Bylaws” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  For additional information, please read the Company’s Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”).

Capital Stock

The Company is authorized to issue up to 50,000,000 shares, of which 45,000,000 have been designated voting common stock, $.05 par value, 450,000 have been designated as Series A preferred stock, $0.05 par value, and 4,550,00 are currently undesignated shares.  The Company’s board of directors (the “Board”) has the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption and conversion right with respect to the capital stock. As of September 30, 2019, 13,504,102 shares of the Company’s common stock, par value $0.05 per share (the “Common Stock”), were issued and outstanding and no shares of preferred stock were issued and outstanding.

Voting Rights

Holders of Common Stock have the exclusive power to vote on all matters presented to the Company’s shareholders. Each holder of Common Stock is entitled to one vote per share. Holders of Common Stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director nominee.

Dividend Rights

Holders of Common Stock may receive dividends when declared by the Board out of the Company’s funds that it can legally use to pay dividends. The Company may pay dividends in cash, stock or other property. To date, the Company has not paid or declared any cash dividends on the Common Stock. The declaration and payment of future dividends, if any, on the Common Stock will be at the sole discretion of the Board and will depend on the Company’s continued earnings, financial condition, capital requirements and other factors that the Board deems relevant. In addition, contractual restrictions from time to time may impose limitations on the Company’s ability to declare or pay future dividends. All of the issued and outstanding common shares are nonassessable.

Liquidation Rights

Common shares are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up of the affairs of the Company.

No Preemptive Rights

No shareholder of the Company has any preferential, preemptive or other rights of subscription to any shares of the Company allotted or sold or to be allotted or sold, or to any obligations or securities convertible into any class or series of shares of the Company, nor any right of subscription to any part thereof.

Listing

The Common Stock is currently traded on the Nasdaq Global Select Market under the symbol “SRDX.”

Anti-Takeover Provisions

The Charter Documents and the MBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Authorized but Unissued Capital Stock

Minnesota law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Select Market, which would apply so long as the Common Stock remains listed on the Nasdaq Global Select Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock.

One of the effects of the existence of unissued and unreserved capital stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Advance Notice Requirements for Director Nominations and Shareholder Proposals

The Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the Company’s corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at the Company’s principal executive offices not less than 90 days prior to the first anniversary of the previous year’s annual meeting. The Bylaws also specify requirements as to the form and content of a shareholder’s notice.

These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders and may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Anti-Takeover Provisions of the Minnesota Business Corporation Act

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisitions of the Common  Stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party and certain tender offers or exchange offers approved in advance by a disinterested Board committee, resulting in the beneficial ownership of 20% or more of the voting power of the Company’s then outstanding stock. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a vote of the Company’s shareholders holding a majority of the voting power of the Company’s outstanding shares and a majority of the voting power of the Company’s outstanding shares that are not held by the acquiring person, the Company’s officers or those non-officer employees, if any, who are also Company directors. Similar voting requirements are imposed for acquisitions resulting in beneficial ownership of 33 1⁄3% or more or a majority of the voting power of the Company’s then outstanding stock. In general, shares acquired without this approval are denied voting rights in excess of the 20%, 33 1⁄3% or 50% thresholds and, to that extent, can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to the Company or the date the Company’s shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the MBCA generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that beneficially owns 10% or more of the voting power of the Company’s outstanding shares (an “interested shareholder”) within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of the Board before the time the interested shareholder crosses the 10% stock ownership threshold.

Section 302A.675 of the MBCA generally prohibits an offeror from acquiring the Company’s shares within two years following the offeror’s last purchase of the Company’s shares pursuant to a takeover offer with respect to that class, unless the Company’s shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of the Board before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Section 302A.553 of the MBCA prohibits a corporation from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

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